IASIS Healthcare LLC
Dover Centre
117 Seaboard Lane, Building E
Franklin, Tennessee 37067
(615) 844-2747
April 11, 2006
VIA EDGAR AND FEDERAL EXPRESS
Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Mail Stop 6010

Re:	IASIS Healthcare LLC
Form 10-K for Fiscal Year Ended September 30, 2005
Filed December 23, 2005
Form 10-Q for the Quarter Ended December 31, 2005
File No. 333-117362
Dear Mr. Rosenberg:
     On behalf of IASIS Healthcare LLC (the “Company”), and in response to the request contained in your letter dated March 14, 2006 (the “Comment Letter”) and as a supplement to our response to the Comment Letter dated April 10, 2006 (the “Response Letter”), the Company hereby acknowledges that:
     1. The Company is responsible for the adequacy and accuracy of the disclosure in the filing with the Securities and Exchange Commission (the “Commission”);
     2. The staff comments or changes to disclosure in response to staff comments in the filing reviewed by the staff do not foreclose the Commission from taking any action with respect to such filing; and
     3. The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     Please do not hesitate to contact me at the above telephone number if you have any questions or further comments. Thank you in advance for your prompt attention to this matter.

Sincerely,
/s/ W. Carl Whitmer
Chief Financial Officer